

03012966

50
3/6/03

UF 3-5-03

OMB APPROVAL
OMB Number: 3235-0123
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UNITED STATES
....URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50133

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** AND ENDING **12/31/02**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *FN: EwallStreet.com Securities Agency, Inc.*

NN: Wall Street Investments, Inc.

OFFICIAL USE ONLY
8B-43117
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3781 South Green Road

Beachwood	(No. and Street) Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis J. Bayuk   (216) 831-2453

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Evans, Richard E.   C/O Friedman Leavitt & Associates

(Name — if individual, state last, first, middle name)

2193 South Green Road	Cleveland	Ohio	44121
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 2 0 2003

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Dennis J. Bayuk_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Wall Street Investments, Inc._____, as of ___December 31, 2002_____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                Signature
                                                                Dennis J. Bayuk, President
_____   _____
              Notary Public   Title

This report** contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORM X-17A-5
3/91

FOCUS REPORT
OMB No. 3235-0123
(5-31-87)

(Financial and Operational Combined Uniform Single Report)
PART IIA 12

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

Wall Street Investments, Inc.   [ ] 13

SEC FILE NO.
8-50133   [ ] 14

FIRM ID. NO.
8B-43117   [ ] 15

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

3781 South Green Road   [ ] 20

(No. and Street)

Beachwood [ ] 21   Ohio [ ] 22   44122 [ ] 23

(City)   (State)   (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
1/01/02   [ ] 24

AND ENDING (MM/DD/YY)
12/31/02   [ ] 25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

· Dennis J. Bayuk   [ ] 30

(Area Code)—Telephone No.
(216) 831-2453   [ ] 31

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[ ] 32
[ ] 34
[ ] 36
[ ] 38

OFFICIAL USE
[ ] 33
[ ] 35
[ ] 37
[ ] 39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___15th___ day of February xx 2003

Manual signatures of:

Dennis J. Bayuk

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Evans, Richard E.   C/O   Friedman & Leavitt & Associates.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report	
Name (If individual, state last, first, middle name)	

2193 South Green Road, Cleveland | OH 70 | 44121

ADDRESS	Number and Street	City	State	Zip Code

| | 71 | 72 | 73 | 74 |

Check One

(X)   Certified Public Accountant   75   FOR SEC USE

( )   Public Accountant   76

( )   Accountant not resident in United States or   77
any of its possessions

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Wall Street Investments, Inc.

For the period (MMDDYY) from ⬛ 1/1/02 ⬛ | 3932 | to ⬛ 12/31/0 | 393

Number of months included in this statement   12 | 393

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange....................$	2,315	393
b. Commissions on listed option transactions... ⬛		39:
c. All other securities commissions		39:
d. Total securities commissions		39
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		39
b. From all other trading		39
c. Total gain (loss)		39
3. Gains or losses on firm securities investment accounts		39
4. Profit (loss) from underwriting and selling groups .... ⬛		39
5. Revenue from sale of investment company shares	4,606	39
6. Commodities revenue		39
7. Fees for account supervision, investment advisory and administrative services		39
8. Other revenue	6,748	39
9. Total revenue .... $	13,669	40

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ....$		4
11. Other employee compensation and benefits .... ⬛		4
12. Commissions paid to other broker-dealers		4
13. Interest expense		4
a. Includes interest on accounts subject to subordination agreements	4070	
14. Regulatory fees and expenses	2,404	4
15. Other expenses	11,238	4
16. Total expenses .... $	13,642	4

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)......................$	27	4
18. Provision for Federal income taxes (for parent only) .... ⬛		4
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4
a. After Federal income taxes of	4238	
20. Extraordinary gains (losses)		
a. After Federal income taxes of	4239	
21. Cumulative effect of changes in accounting principles		
22. Net income (loss) after Federal income taxes and extraordinary items ....$	27	

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items..................$	2,250	

3/78

BROKER OR DEALER	Wall Street Investments, Inc.	as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
   which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | | 455

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
   customers" maintained .... | | 456

C. (k) (2)(B)—All customer transactions cleared through another
   broker-dealer on a fully disclosed basis. Name of clearing
   firm ▼ __Pershing__ | 4335 | X | 457

D. (k) (3)—Exempted by order of the Commission .... | | 458

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | Wall Street Investments, Inc. | N 3 | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 | 99

SEC FILE NO. | 98

ASSETS

Consolidated | | 198
Unconsolidated | X | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 151	200			$ 151	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $	130					
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		88
A. Exempted securities $	150					
B. Other securities $	160	6,000			6,000	
7. Secured demand notes:		470		640		89
market value of collateral:						
A. Exempted securities $	170					
B. Other securities $	180					
8. Memberships in exchanges:						
A. Owned, at market $	190					
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		90
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		9
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		9
11. Other assets		535		735		9
12. TOTAL ASSETS	$ 6,151	540	$	740	$ 6,151	9

OMIT PENN

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART. IIA

BROKER OR DEALER	Wall Street Investments, Inc.	as of __12-31-02__

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
13. Bank loans payable.................... $	[1045] $	[1255] ▼$ ₁₃	[1470
14. Payable to brokers or dealers:			
A. Clearance account..................	[1114]	[1315]	[1560
B. Other............................ ▼ ₁₀	[1115]	[1305]	[1540
15. Payable to non-customers..............	[1155]	[1355]	[1610
16. Securities sold not yet purchased,			
-- at market value.................		[1360]	[1620
17. Accounts payable, accrued liabilities,			
expenses and other	[1205]	[1385]	[1685
18. Notes and mortgages payable:			
A. Unsecured.......................	[1210]		[1690
B. Secured.........................	[1211] ▼ ₁₂	[1390] ▼ ₁₄	[1700
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710
1. from outsiders ▼ ₉ $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value:... from outsiders $ [990]		6,000 [1410]	6,000 [1720
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730
1. from outsider: $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ 9,520 [1010]			
D. Exchange memberships contributed for use of company, at market value........		[1430]	[1740
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750
20. TOTAL LIABILITIES .... $	[1230] $ 6,000 [1450]		$ 6,000 [1760

Ownership Equity

21. Sole proprietorship .... ▼ ₁₅$			[1770
22. Partnership (limited partners ....₁₁▼$ [1020])			[1780
23. Corporation:			
A. Preferred stock			[179
B. Common stock			[179
C. Additional paid-in capital		12,000	[179
D. Retained earnings		(11,849)	[179
E. Total		151	[179
F. Less capital stock in treasury........................... ▼ ₁₆(			) [179
24. TOTAL OWNERSHIP EQUITY .... $		151	180
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $		6,151	181

*Brokers or dealers electing the alternative net capital requirement method need not complete these columns.

OMIT PENNIE

1/76

ALTERNATIVE FILEF

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Wall Street Investments, Inc.	as of 12/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition..	$ 151	3480
2.	Deduct ownership equity not allowable for Net Capital	19 ( )	3490
3.	Total ownership equity qualified for Net Capital	151	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................	6,000	3520
	B. Other (deductions) or allowable credits (List)...		3525
5.	Total capital and allowable subordinated liabilities...	$ 6,151	3530
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $	3540	
	B. Secured demand note deficiency.....................................	3590	
	C. Commodity futures contracts and spot commodities- proprietary capital charges..................................	3600	0
	D. Other deductions and/or charges.................................	3610	( ) 362
7.	Other additions and/or allowable credits (List)..		363
8.	Net capital before haircuts on securities positions 20	$ 6,151	364
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments .... $	3660	
	B. Subordinated securities borrowings.................................	3670	
	C. Trading and investment securities:		
	1. Exempted securities.................................... 18	3735	
	2. Debt securities	3733	
	3. Options	3730	
	4. Other securities	3734	
	D. Undue Concentration	3650	
	E. Other (List)...	3736	( ) 374
10.	Net Capital	$ 6,151	375

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Wall Street Investments, Inc.   as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ [   ] | 37

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $ 5,000 | 37

13. Net capital requirement (greater of line 11 or 12) .... $ 5,000 | 37

14. Excess net capital (line 10 less 13) .... $ 1,151 | 37

15. Excess net capital at 1000% (line 10 less 10% of line 19) .... ₂₂ $ 6,151 | 37

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition. .... $ [   ] | 37

17. Add:

  A. Drafts for immediate credit .... ₂₁ $ [   ] 3800

  B. Market value of securities borrowed for which no equivalent value is paid or credited .... $ [   ] 3810

  C. Other unrecorded amounts (List) .... $ [   ] 3820 $ [   ] | 38

19. Total aggregate indebtedness .... $ 0 | 38

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... % 0 | 38

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... % 0 | 38

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $ [   ] | 38

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... ₂₃ $ [   ] | 38

24. Net capital requirement (greater of line 22 or 23) .... $ [   ] | 37

25. Excess net capital (line 10 less 24) .... $ [   ] | 391

26. Net capital in excess of: 5% of combined aggregate debit items or $120,000 .... $ [   ] | 392

OMIT PENN:

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

  1. Minimum dollar net capital requirement, or

  2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Wall Street Investments, Inc.

For the period (MMDDYY) from 1/1/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period . . . . $ 124 [424]
   A. Net income (loss) . . . . 27 [425]
   B. Additions (Includes non-conforming capital of . . . . $ [4262]) [426]
   C. Deductions (Includes non-conforming capital of . . . . $ [4272]) [427]

2. Balance, end of period (From item 1800) . . . . $ 151 [425]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period . . . . $ 6,000 [43]
   A. Increases . . . . [43]
   B. Decreases . . . . [43]

4. Balance, end of period (From item 3520) . . . . $ 6,000 [43]

OMIT PENN

3/78

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
▼ 32 [4600]	[4601]	[4602]	[4603]	[4604]	[460]
▼ 33 [4610]	[4611]	[4612]	[4613]	[4614]	[461]
▼ 34 [4620]	[4621]	[4622]	[4623]	[4624]	[462]
▼ 35 [4630]	[4631]	[4632]	[4633]	[4634]	[463]
▼ 36 [4640]	[4641]	[4642]	[4643]	[4644]	[464]
▼ 37 [4650]	[4651]	[4652]	[4653]	[4654]	[465]
▼ 38 [4660]	[4661]	[4662]	[4663]	[4664]	[466]
▼ 39 [4670]	[4671]	[4672]	[4673]	[4674]	[467]
▼ 40 [4680]	[4681]	[4682]	[4683]	[4684]	[468]
▼ 41 [4690]	[4691]	[4692]	[4693]	[4694]	[469]

TOTAL $ ▼ 42 [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

3/78

Wall Street Investments, Inc.

Year end: 12-31-2002

RECONCILIATION OF NET CAPITAL: Audited versus Unaudited Reports

Net Capital/Audited Report	$6,151
Net Capital/Unaudited Report	6,151
Difference:	-0-

****

STATEMENT OF CHANGES IN CASH FLOW:

Net (decrease)/increase in total non-allowable assets: -0-

TOTAL SOURCES OF CASH:

Net (loss)/gain per books:	$27
Net (decrease)/increase in total non-allowable assets:	-0-

TOTAL APPLICATIONS OF CASH: $27

NET (DECREASE)/INCREASE IN CASH: $27
(from Applications & Sources)

Wall Street Investments, Inc.

YEAR END: December 31, 2002
Date of Report: February 26, 2003

I have examined the balance sheet of **Wall Street Investments, Inc.** as of December 31, 2002 and the related statement of income and retained earnings and changes in cash flows for the year-end. My examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and other such procedures as I considered necessary in the circumstances.

In my opinion, the aforementioned financial statements present fairly the financial position of **Wall Street Investments, Inc.** at December 31, 2002. The results of its operations and the changes in cash flows for the year end, are in conformity with generally accepted accounting principles applied on the basis consistent with that of the preceding year.

Additionally, I have performed a reconciliation of the annual audited computation of net capital and the broker-dealer's corresponding unaudited computation, Part II-A, both year ending December 31, 2002. No differences were found. No material inadequacies were disclosed.

The dealer has informed me that they are exempt under k (2) (ii), pursuant to SEC Rule 15-c-3-3 (and therefore no computation of reserve requirements is required).

Finally, there is not a copy of the SIPC Supplemental Report as NASD Notice to Members 89-25 included a no action letter from the SEC which waives the preparation of said report for any NASD member firm that has gross annual revenues of $500,000 or less, which is true in the instant case.

Richard E. Evans, CPA

RICHARD E. EVANS, CPA
Friedman, Leavitt & Associates
2193 South Green Road
Cleveland, OH 44121
(216) 382-6400